# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Huize Holding Limited, CIK 0001778982
CUSIP: G46439108
Title of class of securities: Common shares, par value of $0.00001 per share
Address of issuer's principal executive offices: 49/F, Building T1, Qianhai Financial, Centre, Linhai Avenue, Qianhai Shenzhen, Shenzhen, China (F4), 518000
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001845701

## Reporting persons
- Cunjun Ma: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 359,433,041; shared voting power 0; sole dispositive power 359,433,041; shared dispositive power 0; aggregate amount beneficially owned 359,433,041 (31.7% of the class)
  Comment: 1. Represents (i) 123,745,346 Class A common shares issuable to Mr. Cunjun Ma upon exercise of options within 60 days of March 31, 2026; (ii) 10,320,000 Class A common shares in the form of ADSs held by Mr. Cunjun Ma; (iii) 150,591,207 Class B common shares held by Huidz Holding Limited; and (iv) 74,776,488 Class A common shares held by other shareholders of the Issuer, the sole voting power of which has been delegated to Mr. Cunjun Ma. Huidz Holding Limited is a company incorporated in British Virgin Islands and ultimately controlled by QYRT Family Trust, a trust established under the laws of the British Virgin Islands and managed by HSBC International Trustee Limited as the trustee. Mr. Cunjun Ma is the settlor of the trust and his family member(s) are the trust's beneficiaries.
  
  2. The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 1,008,857,623 common shares of the Issuer issued and outstanding as of February 28, 2025, being the sum of (i) 858,266,416 Class A common shares (excluding 3,619,900 Class A common shares reserved for issuance under the Issuer's share incentive plans and 50,414,900 Class A common shares in the form of ADSs that the Issuer repurchased under its share repurchase program) and (ii) 150,591,207 Class B common shares.
  
  3. The voting power of the common shares beneficially owned by Mr. Cunjun Ma represents 76.1% of the total outstanding voting power of the Issuer.
  
  4. For each Reporting Person, the percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer's class A and class B common shares as a single class as of February 28, 2025. Each class A common share is entitled to one vote, and each class B common share is entitled to fifteen votes. Each class B common share is convertible at the option of the holder into one class A common share, whereas class A common shares are not convertible into class B common shares under any circumstances.
- Huidz Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 150,591,207; shared voting power 0; sole dispositive power 150,591,207; shared dispositive power 0; aggregate amount beneficially owned 150,591,207 (14.9% of the class)
  Comment: 1. Represents 150,591,207 Class B common shares directly held by Huidz Holding Limited.
  
  2. The voting power of the common shares beneficially owned by Huidz Holding Limited represents 72.5% of the total outstanding voting power of the Issuer.
- Bodyguard Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 31,843,892; shared voting power 0; sole dispositive power 31,843,892; shared dispositive power 0; aggregate amount beneficially owned 31,843,892 (3.2% of the class)
  Comment: 1. Represents 31,843,892 Class A common shares directly held by Bodyguard Holding Limited, an ESOP platform of the Issuer. The sole voting power of these Class A common shares has been delegated to Mr. Cunjun Ma.
  
  2. The voting power of the common shares beneficially owned by Bodyguard Holding Limited represents 1.0% of the total outstanding voting power of the Issuer.

## Item 1. Issuer
Name of issuer: Huize Holding Limited
Address of issuer's principal executive offices: 49/F, Building T1, Qianhai Financial Centre, Linhai Avenue, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen 518000, People's Republic of China

## Item 2. Person Filing
Name of person filing: Cunjun Ma, Huidz Holding Limited and Bodyguard Holding Limited (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The address of Cunjun Ma is 49/F, Building T1, Qianhai Financial Centre, Linhai Avenue, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen 518000, People's Republic of China. The address of both Huidz Holding Limited and Bodyguard Holding Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1 110.
Citizenship: Cunjun Ma is a citizen of the People's Republic of China. Each of Huidz Holding Limited and Bodyguard Holding Limited is a business company incorporated in British Virgin Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 359,433,041
Percent of class: 31.7%
Sole power to vote or to direct the vote: 359,433,041
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 359,433,041
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Cunjun Ma: /s/ Cunjun Ma, Cunjun Ma (04/13/2026)
- Huidz Holding Limited: /s/ Cunjun Ma, Cunjun Ma / Director (04/13/2026)
- Bodyguard Holding Limited: /s/ Feijuan Wang, Feijuan Wang / Director (04/13/2026)